CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form 40-F, of our auditor's report dated July 20, 2023 with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries as at April 30, 2023 and 2022 and for each of the years in the two year period ended April 30, 2023, as filed with the United States Securities Exchange Commission.

/s/ "MNP LLP"

Chartered Professional Accountants

July 20, 2023

Vancouver, Canada